Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

July 18, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Sonia Bednarowski, Esq.

Re:	Genco Shipping & Trading Limited
Registration Statement on Form S-3 (File No. 333-226016)

Dear Ms. Bednarowski:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective on Friday, July 20, 2018 at 4:30 p.m. EDT, or as soon thereafter as is practicable.

Please contact Randal Murdock of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Registrant, at (212) 715-9325 upon the Registration Statement becoming effective.

Very truly yours,

Genco Shipping & Trading Limited

By:	/s/ John C. Wobensmith
Name: John C. Wobensmith
Title: Chief Executive Officer and President